02022510

Vf 4-9-02

SEC MAIL PROCESSING SECTION RECEIVED APR 04 2002 WASH. D.C. 364

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UTENDAHL CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Utendahl (212)-612-9047
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, John Utendahl swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Parnters, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

LEROY JOHN WATKINS, JR.
Notary Public, State of New York
No. 02WA6047926
Qualified in New York County
Commission Expires September 18, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement ~~of Income (Loss)~~ Operations.
- [ ] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying statement of financial condition of Utendahl Capital Partners, L.P. (the "Partnership") as of December 31, 2001. We have also audited the pro forma statement of financial condition which gives effect to the sale of the subordinated liabilities and its subsequent contribution to capital of the Partnership as described in Note 4 of the statement of financial condition. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the pro forma statement of financial condition presents fairly the financial position of Utendahl Capital Partners, L.P. as it would have appeared at December 31, 2001 had the transaction described in Note 4 been consummated at that date.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2002, except for the
fourth paragraph of Note 4, as to
which the date is March 28, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

UTENDAHL CAPITAL PARTNERS, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001		Pro forma (Note 4)
ASSETS		
Cash and Cash Equivalents	$ 962,188	$ 962,188
Securities Owned - at fair value:		
Marketable	194,297	194,297
Nonmarketable	240,000	240,000
Receivables:		
Clearing brokers	313,567	313,567
Underwriting and advisory fees	1,330,274	1,330,274
Due from Affiliates	540,121	540,121
Investment in Limited Partnerships	799,579	799,579
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $790,840	1,723,142	1,723,142
Other Assets	650,784	650,784
Total Assets	$ 6,753,952	$6,753,952
LIABILITIES AND PARTNERS' CAPITAL DEFICIENCY		
Liabilities:		
Commissions payable	$ 35,884	$ 35,884
Accrued expenses and other liabilities	635,215	635,215
Total liabilities	671,099	671,099
Commitments and Contingencies		
Liabilities Subordinated to Claims of General Creditors	12,900,000	
Partners' Capital (Deficiency)	(6,817,147)	6,082,853
Total Liabilities and Partners' Capital Deficiency	$ 6,753,952	$6,753,952

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Utendahl Capital Partners, L.P. (the "Partnership"), a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD").

The Partnership is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing brokers.

The Partnership generates its revenue principally by providing securities trading and brokerage services to institutional investors, for which its revenue is transaction-based. As a result, the Partnership's revenue could vary based on the performance of the financial markets. The Partnership's financing is sensitive to interest rate fluctuations that may have an impact on the Partnership's profitability.

Securities transactions, including commissions and related expenses, are recorded on a trade-date basis.

Principal transactions and commission income are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed.

Advisory fee income and related expenses are recorded when services for the transaction are complete.

Marketable securities owned and securities sold, not yet purchased, are stated at fair value, with the resulting difference between cost and market included in Partners' capital deficiency.

Nonmarketable securities owned and the investment in limited partnerships valued at $240,000 and $799,579, respectively, consist of investments whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Cash and cash equivalents consist of cash and investments in money market funds, which are primarily maintained at one bank.

At times, the Partnership maintains cash deposits in financial institutions that exceed federally insured limits. The Partnership has not experienced any losses with respect to these deposits.

No provision for federal and state income taxes has been made since the Partnership is not subject to income taxes. The Partnership's income or loss is reportable by its Partners on their individual tax returns. The Partnership has provided for the New York City unincorporated business tax.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the General Partner. Actual results could differ from the estimates included herein.

Furniture and equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Partnership's security transactions are provided by two brokers pursuant to clearance agreements. At December 31, 2001, the receivable from clearing brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers.

The Partnership has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2001, no material amounts were owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. RELATED PARTY TRANSACTIONS:

Periodically, the Partnership enters into transactions with affiliates of its General and Limited Partners. The Partnership has funded certain operating costs on behalf of Utendahl Capital Management, L.P., an affiliate of the General Partner.

The Partnership's due from (to) affiliates at December 31, 2001 are as follows:

Utendahl Capital Management, L.P.	$2,536,069
Urban Enterprise Fund, L.P.	186,865
Utendahl Partners L.P.	142,960
UrbanAmerica, L.P.	83,639
Utendahl Management, L.P.	74,471
Advent Capital Management	21,421
UA, LLC	16,000
Utendahl Capital Corporation	14,765
	3,076,190
Less valuation allowance on affiliate receivables	2,536,069
	$ 540,121

Included in the balance due from Utendahl Capital Management, L.P. ("UCM") is a $1,000,000 loan which is currently subordinated to UCM's bank loan. The bank loan is due September 30, 2004.

The Partnership uses Broadcort Capital Corp. ("BCC"), an affiliate of the Limited Partner, to process the majority of its securities transactions and to provide custodial and other services. The Partnership pays a fee on a per transaction basis for securities transactions and interest on balances owed to BCC. At times, the Partnership has significant money balances on deposit with BCC.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to claims of general creditors include arrangements with the parent of the limited partner ("the lender").

Subordinated debt is withdrawable by the lender at stated maturity dates. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

Effective March 30, 2001, several loans from the lender were converted into one subordinated loan totaling $12,900,000 which was scheduled to mature on March 30, 2004. The loan bore interest per annum at .75 of 1% over the prime rate, as defined.

On March 28, 2002, Utendahl Preferred Capital LLC, an affiliated entity, acquired the subordinated liabilities for nominal consideration consisting of cash and other good and valuable consideration, and subsequently converted it into a $12,900,000 preferred capital investment in the Partnership, bearing a guaranteed rate of interest of 5%. The pro forma column in the accompanying statement of financial condition has been presented to show the financial position of the Company as it would have appeared at December 31, 2001 had the sale of the subordinated liabilities occurred on that date.

Effective November 30, 2001, the lender advised the Company that it had forgiven and would not seek future payment of accrued interest, fees and other charges owed in relation to the subordinated loan in the amount of $2,454,574 which is included in Partner's capital (deficiency) at December 31, 2001.

5. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Partnership computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Partnership maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Partnership had net capital, as defined, of $687,015 which was $587,015 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .98 to 1.

6. COMMITMENTS AND CONTINGENCIES:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual rental payments are as follows:

Year ending December 31,	
2002	$ 626,600
2003	599,100
2004	518,400
2005	526,600
2006	526,600
Thereafter	1,887,000
	$4,684,300

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis.

Included in other assets at December 31, 2001 are certificate of deposits aggregating $205,800, which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

In the normal course of business, the Partnership participated in underwriting syndicates in which the lead underwriters may be named as defendants in legal actions and lawsuits which may involve claims for substantial amounts.

Pursuant to the Master Agreements among Underwriters, the Partnership is obligated to pay its pro rata share of any net costs to defend any litigation and settlements or judgments.

The Partnership has investments in limited partnerships and is required to contribute $1,150,000 in capital. At December 31, 2001, the Partnership has contributed approximately $300,000 towards this commitment.

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
Utendahl Capital Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Utendahl Capital Partners, L.P. (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Utendahl Capital Partners, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2002